TELESOFT CORP. ANNOUNCES SELF-TENDER AND
            APPOINTMENT OF MICHAEL ZERBIB AS NEW PRESIDENT & CEO


PHOENIX--Feb. 3, 2000--Telesoft Corp. (Nasdaq: TSFT - news) Thursday announced that it is commencing an offer to repurchase up to 2.3 million shares of its common stock pursuant to a "Dutch auction" self-tender offer.

         The tender offer price will be between $7.00 and $7.50 per share in cash, which would result in the payment to tendering stockholders of an aggregate of $17.25 million at the top of the range if 2.3 million shares are tendered. The offer will expire at 12 Midnight, New York City time, on Monday, March 6, 2000, unless extended. On Feb. 2, 2000, Telesoft common stock closed at $4.75 per share.

         Telesoft also announced that effective immediately Joseph Zerbib has elected to retire his position of president and chief executive officer. He will remain executive chairman. The board of directors has appointed Michael Zerbib as president and chief executive officer of the company.

         Under the terms of the tender offer, Telesoft stockholders will be given the opportunity to specify prices within the company's stated price range at which they are willing to tender their shares. Upon receipt of tenders, Telesoft will determine a final price that enables it to purchase up to 2.3 million shares from those stockholders who agree to sell at or below the selected purchase price. All shares purchased will be at the selected purchase price. If more than 2.3 million shares are tendered at or below the selected purchase price, shares will be accepted pro rata as described in the offering materials. The offer will not be contingent upon any minimum number of shares being tendered. Telesoft currently has approximately 3,711,500 shares of common stock outstanding and approximately 590,000 vested options. The company will finance the tender offer with cash and borrowings.

         "We are delighted to offer to return to our shareholders a substantial portion of the cash from the sale of our GoodNet subsidiary," said Michael F. Zerbib, Telesoft's new chief executive officer.

         Thierry E. Zerbib, Michael F. Zerbib and Brian H. Loeb, each a director of Telesoft, own an aggregate of 47 percent of Telesoft's common stock and have advised the company that they currently intend to tender in the aggregate the same percentage of their shares as the percentage of all of other shares tendered as of 5 p.m., New York City time, on Friday, March 3, 2000. All such shares will be tendered at $7.00 per share.

         YOU SHOULD READ THE TENDER OFFER STATEMENT AND OTHER MATERIALS THAT WE WILL BE SENDING YOU SHORTLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. YOU CAN GET THE TENDER OFFER STATEMENT AND OTHER MATERIALS FREE AT THE SEC'S WEB SITE, WWW.SEC.GOV, OR FROM OUR INFORMATION AGENT, BEACON HILL PARTNERS, AT 800/755-5001, 212/843-8500 OR TENDER@BHPWEB.COM.


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         Neither the company nor its board of directors makes any
recommendation to stockholders as to whether to tender or refrain from tendering their shares. Each stockholder must make the decision whether to tender shares and, if so, how many shares and at what price or prices shares should be tendered. The tender offer will be subject to various terms and conditions described in offering materials to be distributed to stockholders. Beacon Hill Partners Inc. will serve as the information agent. Requests for copies of the tender offer materials and questions concerning the tender offer should be directed to Beacon Hill Partners at 800/755-5001, 212/843-8500 or tender@bhpweb.com.

         Telesoft also announced that it has agreed to purchase from Joseph
W. Zerbib 293,750 shares, constituting all of Zerbib's Telesoft shares, in connection with Zerbib's decision to retire from the position of president and chief executive officer. Zerbib will remain executive chairman of Telesoft. The board of directors believes that the repurchase of Zerbib's shares will eliminate a potentially significant overhang with respect to Telesoft's shares and that such repurchase is fair to and in the best interests of Telesoft's other stockholders.

         Telesoft will purchase Zerbib's shares at the earlier of the time Telesoft is deemed to have accepted for payment the shares of common stock in the Dutch auction tender offer and March 31, 2000. The purchase price for Zerbib's shares will be $7.25, the average of the high and low purchase prices in the offer. Telesoft Corp. provides billing and customer care solutions to educational institutions, corporations and government agencies.


Contact:

     Telesoft Corp., Phoenix
     Michael Zerbib, 602/308-2118
      Email: mzerbib@telesoft.com